Schedule 13D/A



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A
Under the Securities Exchange Act of 1934



LIME ENERGY CO.

(Name of Issuer)



COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)



53261U106

(CUSIP Number)


PAUL M. SHERIDAN
LEAF MOUNTAIN COMPANY, LLC
190 S. LASALLE STREET, SUITE 1700
CHICAGO, ILLINOIS 60603
312-346-4101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



August 15, 2007

(Date of Event which Requires Filing of this Statement)


53261U106

CUSIP No.



       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	LEAF MOUNTAIN COMPANY, LLC
	36-4001435



       2. Check the Appropriate Box if a Member of a Group (See
Instructions)


       (a)



       (b)



       3. SEC Use Only



       4. Source of Funds (See Instructions)

	WC



       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

       N/A



       6. Citizenship or Place of Organization

	Illinois



Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power

	3,312,634



       8. Shared Voting Power

	N/A



       9. Sole Dispositive Power

	3,312,634



       10. Shared Dispositive Power

	N/A



       11. Aggregate Amount Beneficially Owned by Each Reporting Person

	3,312,634



       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



      13. Percent of Class Represented by Amount in Row (11)

	6.16% BASED ON 53,747,184 OUTSTANDING SHARES AS REPORTED IN THE LIME ENERGY CO. Q-10 FOR THE QUARTER ENDING JUNE 30, 2007



      14. Type of Reporting Person (See Instructions)

	00 - LIMITED LIABILITY COMPANY


	This Amendment No. 3 (this "Amendment") relates to the Schedule 13D (the "Original Schedule 13D") that was filed on December 10, 2001 by Leaf Mountain Company, L.L.C. ("Leaf Mountain") which reports Leaf Mountain's initial acquisition of Common Stock of Lime Energy Co., formally known as Electric City Corp., (the "Company"), as previously amended by Amendment No. 1 filed on May 11, 2004 ("Amendment No. 1") and Amendment No. 2 filed on September 1, 2004 ("Amendment No. 2"). Except as set forth in this Amendment, the information contained in the Original Schedule 13D, as previously amended, has not been changed.


       Item 4. Purpose of Transaction

	As reported in the Original Schedule 13D, Leaf Mountain acquired for investment purposes $3,000,000 of the Company's securities, consisting of 300,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock"), warrants to purchase 75,000 shares of Series A Preferred Stock (the "Preferred Warrant"), 45,122 shares of Common Stock and warrants to purchase 421,875 shares of Common Stock. From the time of the filing of the Original Schedule 13D and through March 19, 2004, Leaf Mountain acquired 68,770 shares of Series A Preferred Stock through the Company's issuance of stock dividends, allowed the Preferred Warrant to lapse and converted 45,000 shares of Series A Preferred Stock into 450,000 shares of Common Stock.

	As reported in Amendment No. 1, on March 19, 2004, Leaf Mountain allowed the Company to redeem 116,307 shares of Series A Preferred
Stock and to exchange its remaining 207,463 shares of Series A
Preferred Stock for 20,746 shares of Series E Convertible Preferred Stock ("Series E Preferred Stock"). As further reported in Amendment No. 1, Leaf Mountain acquired 816 shares of Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred stock and, through April 30, 2004, Leaf Mountain has sold 157,500 shares of Common Stock pursuant to a 10(b)5-1 Plan program of sales.

	As reported in Amendment No. 2, from May 1, 2004 through June 30, 2004 Leaf Mountain sold 195,000 shares of Common Stock at an average net sales price of approximately $1.79 pursuant to a 10(b)5-1 Plan program of sales. As further reported in Amendment No. 2, Leaf
Mountain acquired 324 shares of Series E Preferred Stock through the Company's issuance of stock dividends to the holders of Series E Preferred Stock. On July 14, 2004, Leaf Mountain converted 4,000 shares of Series E Preferred Stock into 400,000 shares of Common
Stock. From July 1, 2004 through August 31, 2004, Leaf Mountain sold 344,400 shares of Common Stock at an average net sales price of approximately $1.68.

	This Amendment is being filed to report Leaf Mountain's activity relative to its ownership of the Company's securities from September
1, 2004 through August 15, 2007.

       (1)	 From September 1, 2004 through July 31, 2006, Leaf
Mountain acquired 2,273 shares of Series E Preferred Stock
through the Company's issuance of stock dividends to the holders of Series E Preferred Stock.
       (2)	 From September 1, 2004 through March 31, 2006, Leaf
Mountain sold 36,200 shares of Common Stock at an average net pre-split sales price of approximately $1.22.
       (3)	 On May 28, 2005, Warrants to purchase 421,875 shares
of Common Stock expired.
       (4)	 On June 15, 2006, Leaf Mountain's Common Stock shares
were reduced by 151,221 from 162,022 to 10,801 through a one-for-fifteen reverse stock split.
       (5)	 As of June 30, 2006, Leaf Mountain distributed 3,600
shares of Common Stock in satisfaction of a redemption of Leaf Mountain membership rights.
       (6)	 On June 30, 2006, Leaf Mountain acquired 1,300,000
shares of Common Stock at $1.00 through the Company's sale of
Common Stock.
       (7)	 Additionally, Leaf Mountain converted its entire
holding of 20,159 shares of Series E Preferred Stock into
2,015,900 shares of Common Stock.
       (8)	 From November 4, 2006 though June 30, 2007, Leaf
Mountain acquired 44,633 shares of Common Stock in satisfaction of liquidated damages owed as a result of the Company's inability to register certain shares on or before November 3, 2006.
       (9)	 From April 1, 2006 through June 30, 2007, Leaf
Mountain sold 55,100 shares of Common Stock at an average net post-split sales price of approximately $1.91.

	As originally issued, the Series E Preferred Stock was convertible into common stock at $15.00 per share, after adjustment for the reverse split. The Series E Preferred Stock contained anti-dilution provisions which required automatic reduction of the conversion price of the Series E Preferred Stock to the price of the new issuance, if equity or securities convertible into common stock were issued at a price below the Series E Preferred Stock conversion price. Since the Company issued new Common Stock at $1.00 per share, the Series E Preferred Stock conversion price was reduced to $1.00 per share.

       Leaf Mountain expects to evaluate on a continuing basis its goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Leaf Mountain may make additional purchases of the Company's Common Stock. Leaf
Mountain may, from time to time sell all or a portion of the Common Stock that it now holds either in private placements and/or in the open market pursuant to Rule 144 or registrations effected by the Company for Leaf Mountain and/or the Other Investors and/or pursuant to Regulation S and other available exemptions from the registration requirements of the Securities Act of 1933.

	Except as set forth above, neither Leaf Mountain nor, to the knowledge of Leaf Mountain, John J. Jiganti has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, as amended.
Leaf Mountain, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.


       Item 5. Interest in Securities of the Issuer

       	(a) - (c)  As of August 31, 2004, Leaf Mountain
beneficially owned 2,408,697 shares of Common Stock, on a converted basis through the following holdings:
             (1)	17,886 shares of Series E Preferred Stock which are
convertible into Common Stock on a one hundred-for-one basis;
             (2)	198,222 shares of Common Stock; and
             (3)	Warrants to purchase 421,875 shares of Common Stock.

       As reported above, from September 1, 2004 through August 15, 2007, Leaf Mountain:
       (1)	acquired 2,273 shares of Series E Preferred Stock
through the Company's issuance of stock dividends to the holders of Series E Preferred Stock;
       (2)	allowed Warrants to purchase 421,875 shares of Common
Stock to expire;
       (3)	sold 36,200 shares of Common Stock at an average net
pre-split sales price of approximately $1.22;
       (4)	reduced it's Common Stock holding by 151,221 from
162,022 to 10,801 through a one-for-fifteen reverse stock split;
       (5)	distributed 3,600 shares of Common Stock in
satisfaction of a redemption of Leaf Mountain membership rights;
       (6)	acquired 1,300,000 shares of Common Stock at $1.00 per
share through the Company's sale of Common Stock;
       (7)	converted 20,159 shares of Series E Preferred Stock
into 2,015,900 shares of Common Stock;
       (8)	acquired 44,633 shares of Common Stock in satisfaction
of liquidated damages owed as a result of the Company's inability to register certain shares on or before November 3, 2006; and
       (9)	sold 55,100 shares of Common Stock at an average net
post-split sales price of approximately $1.91.

             As of August 15, 2007, Leaf Mountain beneficially owned 3,312,634 shares of Common Stock.

       Based on the 53,747,184 outstanding shares of Common Stock as of August 10, 2007 as reported in the Company's Form 10-Q for the quarter ending June 30, 2007, the shares of Common Stock beneficially owned by Leaf Mountain represent approximately 6.16% of the Company's outstanding shares of Common Stock. Leaf Mountain has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of any Common Stock beneficially owned by Leaf Mountain.

       (d)	No person other than Leaf Mountain has the right to receive
or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Leaf Mountain.

(e)	N/A



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 15, 2007		LEAF MOUNTAIN COMPANY, L.L.C.


							By:_/s/ John J. Jiganti

								John J. Jiganti
								Its Manager